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Shield Trek Video – Scott and Linda’s Journey

Topic/Story Flow	Script	Onscreen Images	Onscreen Disclosure
Intro slide w/ title & subtitle Title: Brighthouse Shield Level® II Annuities presents Subtitle: Scott and Linda’s Journey
Intro	Scott and Linda are getting ready to hike; they're also getting ready for retirement. After talking with their financial professional, they've moved a portion of their existing investments into a Shield Annuity from Brighthouse Financial – which means they can worry less about market volatility and spend more time doing the things they've always wanted.

Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity are collectively referred to as “Shield® Level Annuities,” “Shield® Level II Annuities,” “Shield® Annuities,” or “Shield® II Annuities.” Product availability and features may vary by state or firm.

Shield Trek Video – Scott and Linda’s Journey

Shield Overview	A Brighthouse Shield Annuity allows them to maintain a level of protection in down markets while taking advantage of growth opportunities and up markets.	Brighthouse Shield Level II Annuities are index-linked annuities, which means they track the performance of one or more market indices and do not invest directly in the markets.
Shield Level of Protection Illustration

Scott and Linda have invested for a six-year term with 10% protection and have chosen to track a popular equity index, so if the index goes down by 20% at the end of their term, Brighthouse Financial will absorb the first 10% for them, which means their investment only goes down by 10%.

Hypothetical example for illustrative purposes only. This example does not reflect actual account values. The Shield Options available may vary by state or firm.

The contract owner can participate in rising markets up to the rate crediting type. Growth opportunities are based on the elected rate crediting type. The performance (Performance Rate) for each Shield Option is determined on the term end date and is based on the index performance, adjusted for the applicable Shield Rate (level of protection) and rate crediting type. Actual performance may be greater or less than what is shown. Performance may differ due to the Shield Rate and elected rate crediting type. The issuing insurance company will absorb losses up to the level of protection in falling markets. The account value will be reduced by any negative index performance beyond the elected level of protection. If the Fixed Account is not elected, there could be a substantial loss if the index declines more than the level of protection. Availability of the Fixed Account may vary by state.

Shield Trek Video – Scott and Linda’s Journey

Shield Cap Explanation

In return for the level of downside protection, there is a cap on upside growth. For Scott and Linda’s six-year term, their growth cap is 60%, so if the index goes up by 30% at the end of their six-year term, they'll keep the 30% gain. If the index goes up 75% at the end of the six years, they’ll keep 60%.

The level of protection means those ups and downs don't seem quite so daunting and Scott and Linda are more likely to stay invested for the long term, which can help them reach their goals.

Allocating a portion of retirement assets to a Brighthouse Shield Annuity can offer a level of protection in down markets and participation in growth opportunities and up markets – something other investment options may not provide.

Animation overlayed on scenic landscape:

The contract owner can participate in rising markets up to the rate crediting type. Growth opportunities are based on the elected rate crediting type. The performance (Performance Rate) for each Shield Option is determined on the term end date and is based on the index performance, adjusted for the applicable Shield Rate (level of protection) and rate crediting type. Actual performance may be greater or less than what is shown. Performance may differ due to the Shield Rate and elected rate crediting type. The issuing insurance company will absorb losses up to the level of protection in falling markets. The account value will be reduced by any negative index performance beyond the elected level of protection. If the Fixed Account is not elected, there could be a substantial loss if the index declines more than the level of protection. Availability of the Fixed Account may vary by state.

Shield Trek Video – Scott and Linda’s Journey

No Annual Fees	Better still, there are no annual fees, so adding Shield to an investment strategy won't add to overall portfolio fees – although there could be costs if the contract is exited early.

Withdrawals of taxable amounts are subject to ordinary income tax. Withdrawals made before age 59½ may also be subject to a 10% federal income tax penalty. Distributions of taxable amounts from a non-qualified annuity may also be subject to the 3.8% Net Investment Income Tax that is generally imposed on interest, dividends, and annuity income if the modified adjusted gross income exceeds the applicable threshold amount. Withdrawals will reduce the death benefit and account value.

Prospectus Language

Shield Annuities are sold by prospectus, which you can obtain from your financial professional. You should carefully read the prospectus as it contains the annuities’ investment objectives, risks, charges and expenses, which you should consider carefully before investing.

Brighthouse Shield Level II Annuities are sold by prospectus, which you can obtain from your financial profession. You should carefully read the prospectus as it contains the annuities’ investment objectives, risks, charges, and expenses, which you should consider carefully before investing.

Shield Trek Video – Scott and Linda’s Journey

CTA and Ending Disclosures	Talk to your financial professional to see if a Shield Annuity from Brighthouse Financial is right for you. Brighthouse Financial, build for what's ahead.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity, collectively referred to as “Shield® Level Annuities,” “Shield® Level II Annuities,” “Shield® Annuities,” or “Shield® II Annuities.” These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form 5-213-1 (07/24) (“Brighthouse Financial”). Shield Level Annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level Annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Shield Level Annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

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